Exhibit 99.1

Lithium Americas to Attend Upcoming Investor Conferences

VANCOUVER, British Columbia, Feb. 11, 2020 -- Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) announced that the Company will be attending the following investor conferences:

  Loop Capital Markets Transportation, Logistics and Materials Conference, February 12 to 13, 2020, in Coral Gables, Florida. Management is scheduled to present at 3:10 pm ET and 4:20 pm ET on February 12, 2020.

  BMO 29th Global Metals & Mining Conference, February 23 to 26, 2020, in Hollywood, Florida. Management will be presenting on February 25, 2020 at 4:30 pm ET.

  Bank of America 2020 Global Agriculture & Materials Conference, February 26 to 27, 2020, in Fort Lauderdale, Florida. Management is scheduled to participate in a panel discussion at 2:15 pm ET on February 26, 2020.

Lithium Americas’ presentation for the conferences will be posted on the Company’s website at www.lithiumamericas.com/investors.

About Lithium Americas:

Lithium Americas is partnered with Ganfeng Lithium on the Caucharí-Olaroz lithium project under construction in Jujuy, Argentina. Lithium Americas through a wholly owned subsidiary, Lithium Nevada, owns 100% of the Thacker Pass lithium project located in Nevada. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website:www.lithiumamericas.com